Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Healthcare Trust, Inc.
We consent to the incorporation by reference in the registration statement (No. 333-197802) on Form S-3 of Healthcare Trust, Inc. of our report dated March 11, 2016, with respect to the consolidated balance sheets of Healthcare Trust, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for the years ended December 31, 2015, 2014 and 2013 and the related 2015 financial statement schedule III, which report appears in the December 31, 2015 annual report on Form 10-K of Healthcare Trust, Inc. and subsidiaries.
/s/KPMG LLP
Chicago, Illinois
March 11, 2016